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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 53035

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SPEEDTRADER.COM, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 JENNIFER LANE
(No. and Street)

MAHOPAC (City) NY (State) 10541 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GUY GENTILE 877-773-3357
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMANN, GALLUCCI LLP
(Name — *if individual, state last, first, middle name*)

ONE BATTERY PARK PLAZA (Address) NEW YORK (City) NY (State) 10004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 2 6 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VF 3-22-02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GUY GENTILE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SPEEDTRADER.COM, INC., as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

PAULINE M. MARCH
NOTARY PUBLIC, State of New York
No. 30-4877363
Qualified in New York County
Commission Expires November 17, 2002

Notary Public

Signature

CEO

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KAUFMANN,
GALLUCCI LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Shareholder of SpeedTrader.com, Inc.:

We have audited the accompanying statement of financial condition of SpeedTrader.com, Inc. as of December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of SpeedTrader.com, Inc. as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

New York, New York
January 18, 2002

Kaufmann, Gallucci LLP

One Battery Park Plaza • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

SPEEDTRADER.COM, INC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$	74,057
Receivable from clearing organization		33,957
Deposits with clearing organization		25,000
Furniture and equipment, net of accumulated depreciation of $26,249		70,088
Other assets		6,760
TOTAL ASSETS	$	209,862

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	3,754
Loans payable		31,018
TOTAL LIABILITIES		34,772
Shareholder's equity:		
Common stock, 200 shares authorized, no par value; 50 shares issued and outstanding		200
Additional paid-in capital		255,256
Accumulated deficit		(80,366)
TOTAL SHAREHOLDER'S EQUITY		175,090
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	209,862

The accompanying notes are an integral part
of this financial statement.

SPEEDTRADER.COM, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2001

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

SpeedTrader.com, Inc. (the "Company") was incorporated in the State of New York on June 30, 1999 and on April 20, 2001, received authorization to engage in the general business of a broker or dealer in securities. The Company is a member of the National Association of Securities Dealers and registered with the Securities and Exchange Commission.

The Company operates as an introducing broker in New York State and clears all securities transactions through its clearing broker on a fully-disclosed basis. The Company does not hold funds or securities for, or owe any money or securities to customers, and does not carry accounts of, or for, customers. (See also Note 6).

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

(a) Commission revenue and related expenses are recorded on a settlement basis. Commission revenue and expenses would not be materially different if reported on a trade date basis.

(b) Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

(c) The process of preparing financial statements in conformity with generally accepted accounting principles in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

NOTE 3 - RECEIVABLE FROM AND DEPOSIT WITH CLEARING ORGANIZATION

The receivable from clearing organization primarily represents a net amount of commissions receivable due to the Company for customer securities transactions. The deposit with the clearing organization is required by the clearing agreement. As stated in Note 2, the Company records commission revenue and expenses on a settlement basis. All transactions for the Company's customers are cleared through another broker-dealer on a fully disclosed basis. Should a customers not fulfill their obligations in connection with their securities transactions, the Company may be exposed to credit losses and may be required to buy or sell securities at prevailing market prices on behalf of its customers.

NOTE 3 - CONTINUED

Subsequent to the balance sheet date, all unsettled trades at December 31, 2001, settled with no resulting liability to the Company.

NOTE 4 - INCOME TAXES

For income tax purposes, the shareholder has elected that the Company be treated as an "S" corporation under Subchapter S of the Internal Revenue Code and as a Small Business Corporation under New York State Corporate Franchise Tax Law. Accordingly, no provision has been made for Federal and State income taxes since the net income or loss of the Company is to be included in the tax returns of the individual shareholders.

NOTE 5 - LOANS PAYABLE

At December 31, 2001, the Company had two outstanding loans payable to two banks secured by equipment purchased by the Company. The balance of the loans at December 31, 2001, were $10,041 and $20,977, maturing in June 2004 and February 2005, respectively. Interest on both loans is approximately 10%. Payments of principal and interest are current.

NOTE 6- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $98,242 which was $93,242 in excess of its required minimum net capital at that date of $5,000. The Company's net capital ratio was .35 to 1.

Since all customer transactions are cleared through another broker-dealer on a fully-disclosed basis, the Company is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with rule 15c3-3 of the Securities and Exchange Commission.